

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON TO HOLD YEAR-END CONFERENCE CALL & WEBCAST

CALGARY, February 22, 2010 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) expects to issue a news release for its 2009 financial and operating results as well as its reserve evaluation after markets close on Thursday, February 25, 2009 and before markets open on Friday, February 26, 2010. The Corporation's 2009 results will also be made available at www.comptonpetroleum.com.

Subsequent to the release, Compton will host a conference call and web cast with the investment community to discuss the Corporation's 2009 results on Friday, February 26, 2010 at 8:00 a.m. MST (10:00 a.m. EST). The call will be hosted by Tim Granger, President and Chief Executive Officer. Following management's presentation, there will be a question and answer session for analysts and investors.

To participate in the conference call, please contact the conference operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. A live audio web cast of the conference call will also be available on Compton's website at www.comptonpetroleum.com.

The web cast will be archived two hours after the presentation on the web site, and posted on the web site for 90 days. A replay of the call will be available until March 5, 2010 by dialling 1-800-642-1687 or 1-416-849-0833 and entering access code 58414465.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 85% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com